October 20, 2017

VIA EDGAR

John Dana Brown

United States Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Haymaker Acquisition Corp. Registration Statement on Form S-1 Filed September 29, 2017, as amended File No. 333-220733

Dear Mr. Brown:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Haymaker Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Tuesday, October 24, 2017, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 190 copies of the Preliminary Prospectus dated October 13, 2017 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By:	/s/ James Bond
Name:	James Bond
Title:	Chief Operating Officer